U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ____)(1)

                              SIENA HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   826203101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           W. JOSEPH DRYER, PRESIDENT
                              SIENA HOLDINGS, INC.
                                  972-381-4255
                                   SUITE 300
                    5068 WEST PLANO PARKWAY, PLANO TX 75093
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 FEB. 26, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

-------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 826203101               SCHEDULE 13D                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MATTHEW S. METCALFE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PERSONAL CASH
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        7,000 SHARES
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NO
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               7,000 SHARES
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NO
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,000 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .00116%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      INDIVIDUAL
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         COMMON STOCK
         SIENA HOLDINGS, INC.

Item 2.  Identity and Background.

         MEMBER OF BOARD OF DIRECTORS

Item 3.  Source and Amount of Funds or Other Consideration.

         PERSONAL CASH $10,000

Item 4.  Purpose of Transaction.

         LONG TERM INVESTMENT

Item 5.  Interest in Securities of the Issuer.

         100%

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         MEMBER OF BOARD OF DIRECTOR

Item 7.  Material to be Filed as Exhibits.

         NONE

                                        SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       May 11, 2001
                                         ---------------------------------------
                                                          (Date)

                                                 /s/ Matthew S. Metcalfe
                                         ---------------------------------------
                                                        (Signature)

                                                Matthew S. Metcalfe, Member,
                                                    Board of Directors
                                         ---------------------------------------
                                                       (Name/Title)

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).